EXHIBIT 8




                           NOLAN ACQUISITION PARTNERS
                          125 E. John Carpenter Freeway
                                Suite 190, L.B. 9
                                Irving, TX 75062



January 29, 1999



Mr. Eric E. Anderson
Chairman, President and
  Chief Executive Officer
Aviall, Inc.
2075 Diplomat Drive
Dallas, TX 75234-8999

Dear Eric:

            On January 22nd we received your letter of January 19th to the effect that the Board and its Compensation and Nominating Committee have decided to make no changes in the size or composition of the Board, but that you would always be interested in meeting with us to discuss our specific ideas on how to enhance shareholder value.

            We are extremely disappointed that your Board has rejected our request to have representatives of the Nolan group serve as directors, especially in light of our meeting on December 21 during which we discussed with you in detail our extensive experience in the aviation industry and our ideas on how to enhance shareholder value. Contrary to your recent public statement to shareholders, during this meeting, which lasted more than an hour, we provided you with specific information as to how we can help to build shareholder value.

            While we appreciate the fact that you listened to our presentation and continue to be interested in discussing our ideas, we ask you and the other members of the Board, who are entrusted with the fiduciary duty of acting in the shareholders' best interests, to come forward with your strategy for increasing shareholder value. If you cannot articulate a viable strategy for increasing value, we believe you should put people in charge who can or engage a reputable investment banking firm to explore a sale of the




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Company or other transaction that would create shareholder value.

            We would appreciate hearing from you in the near future as to what, if anything, you propose to do to increase shareholder value.




                                    Very truly yours,

/s/ Eugene P. Conese, Sr.           /s/ Thomas R. Kincaid

Eugene P. Conese, Sr.               Thomas R. Kincaid














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